FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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 Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

This notification sets out information relating to conditional share awards granted in 2009 under the GlaxoSmithKline 2009 Performance Share Plan (the Performance Share Plan), the vesting in part (49%) of which was approved by the Remuneration Committee on 17 February 2012, following a three-year performance period (the Awards).

The ex-dividend date for the fourth quarter 2011 and supplemental dividends (the Dividends) was 15 February 2012. In accordance with the rules of the Performance Share Plan, the Dividends on the vested Awards were reinvested in further shares at prices of £14.21 per Ordinary Share and $44.48 per American Depositary Share (ADS), being the prices on 15 February 2012. This resulted in the vesting and lapsing of the following shares on 8 March 2012, in proportion to the vesting of Awards approved by the Remuneration Committee on 17 February 2012.

	Percentage of total Awards which vested	Vested Ordinary Shares	Lapsed Ordinary Shares
Sir Andrew Witty*	49%	4780	2048
Mr S M Bicknell	49%	216	92
Mr J M Clarke	49%	782	334
Mr M Dunoyer	49%	402	170
Mr E Gray	49%	508	217
Mr A Hussain	49%	782	334
Mr D S Redfern	49%	295	125
Mr J R Stephenne	49%	508	217
Ms C Thomas	49%	402	170
* denotes an Executive Director

	Percentage of total Awards which vested	Vested ADSs	Lapsed ADSs
Dr M Slaoui*	49%	709	302
Ms D Connelly	49%	791	338
Mr W C Louv	49%	257	109
Dr D Pulman	49%	396	168
Mr D Troy	49%	593	253
* denotes an Executive Director

The Company, Directors and Persons Discharging Managerial Responsibility were advised of these transactions on 8 March 2012.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rules 3.1.4R(1)(a).

V A Whyte
Company Secretary
9 March 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:  09 March 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc